Exhibit 99.1

Descartes Acquires Scandinavia-Based KSD Software

Adds Robust Scandinavian Logistics Community and Leading EU Electronic Customs Filing Solutions

WATERLOO, Ontario, May 2, 2013 – Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, acquired KSD Software Norway AS (“KSD”), a leading Scandinavia-based provider of electronic customs filing solutions for the European Union (“EU”).

The EU customs compliance market is characterized by a complex framework of member states; each with different regulations, languages, and systems. Transportation carriers, logistics intermediaries and shippers have looked to technology partners, like Descartes and KSD, to help them manage this complexity.

“EU customs compliance is complex,” said Svenn Widerberg, CEO of KSD. “Our focus is to make the process easier for customers so that they can instead focus on their core businesses. Like us, Descartes is focused on delivering results to customers, and this made a combination with Descartes a logical choice for our customers. We’re thrilled that our customers will now have access to even more solutions and global logistics participants to help them become more efficient.”

KSD brings more than 1,300 customers to Descartes’ Global Logistic Network, with the majority of these companies based in Scandinavia. KSD provides its customers with customs declaration, security filing, transportation management and freight forwarding technology solutions. By combining KSD’s leading EU customs solutions and Descartes’ global community of logistics participants and shipment management solutions, customers now have a single trusted partner to help them manage their shipments across the globe.

“With approximately USD $10 million of annual recurring revenues that are core to our combined businesses, KSD adds scale for Descartes to serve the wider logistics community,” said Edward Ryan, Chief Commercial Officer at Descartes. “Our Global Logistics Network customers can enhance their own logistics operations with access to KSD’s broad Scandinavian community of logistics participants and EU compliance solutions. Similarly, we’re excited to be able to introduce Descartes’ shipment management portfolio to help KSD’s customers be even more efficient and profitable in their logistics operations.”

KSD is headquartered in Oslo, Norway, with offices in Sweden, Denmark and The Netherlands. The all cash purchase price for the acquisition was NOK 190 million (approximately USD $33 million at May 2, 2013), with Descartes acquiring approximately NOK 11.5 million in working capital (approximately USD $2 million at May 2, 2013). To complete the acquisition, Descartes used approximately USD $13 million of cash on hand and $20 million from an acquisition line of credit.

Descartes will discuss the transaction, along with its fiscal 2014 first quarter financial results, in a conference call scheduled for Thursday, May 30, at 8 am ET. Designated numbers for the call are +1 (855) 410-0553 for North America or +1 (646) 583-7389 for international, using Participant PIN Code 372668#.

About KSD
KSD is a leading Scandinavia-based provider of electronic customs filing solutions for countries in the EU, as well as Switzerland, Norway, Israel, US and Canada. In addition to customs handling, KSD provides software for security filing (ICS), transport management and forwarding systems. KSD started developing software in 1995 and the solutions support companies in accomplishing efficiency improvements within their internal and external supply chain. KSD is headquartered in Oslo, Norway, has 8 offices located in Scandinavia and BeNeLux.

For more information about KSD, visit www.ksdsoftware.com/en/

About Descartes

Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 146,000 parties using its cloud based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Media Contact
Mavi Silveira
+1(800) 419-8495 ext. 202416
msilveira@descartes.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.